January 13, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Geoffrey Kruczek
Asia Timmons-Pierce
Charles Eastman
Melissa Raminpour

Re:	InterPrivate Acquisition Corp.
Registration Statement on Form S-4
Filed December 3, 2020
CIK No. 0001796209

Ladies and Gentlemen:

On behalf of InterPrivate Acquisition Corp. (the “Company”), we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 30, 2020 (the “Comment Letter”). The Company has previously filed with the Commission, via EDGAR, its Registration Statement on Form S-4 (the “Registration Statement”). This letter, together with Amendment No. 1 to the Registration Statement filed on the date hereof (as amended, the “Amendment”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Registration Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and a statement identifying the location in the Amendment of the requested or revised disclosure, if any.

For the Staff’s convenience, we are also providing copies of this letter and the Amendment marked to show changes from the originally filed Registration Statement. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of the Amendment. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in the Registration Statement.

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January 13, 2021

Form S-4 filed 12/03/2020

What equity stake will current InterPrivate stockholders and Aeva Stockholders have in the Post-Combination Company after the Closing?, page 6

1.	Please revise to include the missing percentages in your next amendment.

In response to the Staff’s comment, the Company has revised its disclosure in various places throughout the Amendment to include the percentage figures that were omitted in the initial Registration Statement.

What interests do InterPrivate’s current officers and directors have in the Business Combination?, page 8

2.	Please revise the first bullet point to disclose the amount the Sponsor paid for the warrants.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 27, 70, 95 and 113 of the Amendment accordingly.

3.	Please quantify the value of the interests held by the Sponsor, current officers and directors as of the most practicable date. [Please] disclose the value of the equity interest of current officers and directors where you disclose the number of shares held by such officers and directors.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 27, 70, 95 and 113 of the Amendment accordingly.

4.	Please disclose Mr. Pinto’s portion of the $1 million transaction success fee InterPrivate expects to pay to Emerson Equity LLC in connection with the closing of the Business Combination.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 27, 70, 95 and 114 of the Amendment to disclose the portion of the $1 million transaction success fee the Company expects to pay to Emerson Equity LLC to which Mr. Pinto will be entitled, which amount was previously disclosed on page 227 of the initial Registration Statement in the section entitled “Certain InterPrivate Relationships and Related Party Transactions.”

InterPrivate will enter into the Stockholders Agreement . . ., page 69

5.	Given the information disclosed in this paragraph as it relates to the Stockholders Agreement and in light of the collective beneficial ownership of the persons and entities you mention, please provide us your analysis of whether you will be a “controlled company” under exchange rules and, if so, the related risks to investors and corporate governance exemptions on which you would be entitled to rely.

The Company respectfully acknowledges the Staff’s comment and informs the staff that the Company has determined that it will not be a controlled company under the rules of the New York Stock Exchange (“NYSE”).

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January 13, 2021

NYSE Rule 303A defines a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. Upon Closing, no individual or entity will own more than 50% of the voting stock of the Post-Combination Company, and the Company believes that the parties’ entry into the Stockholders Agreement does not form a group. Although the Stockholders Agreement identifies the initial directors (“Initial Directors”) of the Post-Combination Company’s board upon Closing and provides certain parties with the right to be nominated to be elected to the board (the “Nominated Stockholders”), the agreement does not provide for the parties to act in concert with respect to the voting or disposition of their securities. The Company’s stockholders will vote upon each of the Initial Directors at the Company’s special meeting, and the Post-Combination Company’s stockholders will continue to elect each of the directors going forward. No party to the Stockholders Agreement is obligated to vote alongside any other party or to otherwise vote in favor of the Nominated Stockholders. The Company has therefore determined that it will not be a “controlled company” upon Closing of the Business Combination.

The Background of the Business Combination, page 98

6.	Please clarify the nature of the counterproposal submitted on September 20, as disclosed on page 102, including how the consideration, transaction structure and governance differed from the initial proposal. Provide similar details regarding the proposal submitted on September 21 by InterPrivate and “further negotiation” mentioned on page 103. Your revisions should make clear how the material terms of the transaction evolved during negotiations between the parties.

In response to the Staff’s comment, the Company has revised its disclosure on pages 104 and 105 of the Amendment accordingly.

7.	We note your disclosure that InterPrivate decided to discontinue discussions with other potential targets other than Aeva after conducting further due diligence on the potential targets. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.

In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Amendment accordingly.

8.	We note your disclosure that on September 18, 2020 Credit Suisse sent InterPrivate a detailed questionnaire outlining certain issues on which Aeva’s management and board had requested clarity. Please revise to discuss the nature of the of the issues addressed.

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Amendment accordingly.

InterPrivate’s Board of Directors’ Reasons for the Approval of the Business Combination, page 104

9.	Please revise to clarify what information your Board learned as a result of its consultation with industry experts. Please also revise to clarify how its research on comparable companies and comparable transactions led to its conclusion to enter the transaction, including how those companies and transactions relate to the value of Aeva.

In response to the Staff’s comment, the Company has revised its disclosure on page 107, 108 and 109 of the Amendment accordingly.

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January 13, 2021

10.	Please reconcile the bullet point on page 105 regarding “experienced management team” with the risk factor on page 64 discussing management’s “limited experience.”

The Company respectfully advises the Staff that it does not believe the two statements on pages 64 and 105 of the initial Registration Statement are inconsistent. Aeva’s management has extensive experience in sensing technologies and consumer electronics. Mr. Salehian has approximately 10 years of experience in sensing technologies and consumer electronics, having worked in those areas of product development at Apple prior to co-founding Aeva in 2016, and he has gained technical and operational expertise serving as Aeva’s Chief Executive Officer since its inception. Mr. Rezk has over 17 years of experience developing sensor fusion systems for the automotive and aerospace industries, having worked in product development in those areas at Apple and Nikon Metrology prior to co-founding Aeva in 2016, and he has gained technical and manufacturing expertise serving as Aeva’s Chief Technology Officer since its inception. However, neither Mr. Salehian nor Mr. Rezk has been an executive officer of a public company. Accordingly, while both have extensive experience in Aeva’s industry, neither has experience operating a public company. In addition, Mr. Sinha only recently joined Aeva as its Chief Financial Officer and it may take time for Aeva to build a team of adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies, as described in the risk factor on page 64 of the initial Registration Statement. In response to the Staff’s comment, the Company has revised its disclosure on pages 62 and 109 of the Amendment to clarify the distinction between these two disclosures.

11.	In the listing of reasons on page 104, please discuss whether the Board considered as a negative factor the fact that your public stockholders will hold a minority share position in the Post-Combination Company.

In response to the Staff’s comment, the Company has revised its disclosure on page 110 of the Amendment accordingly.

Certain Unaudited Aeva Prospective Financial Information, page 106

12.	Please revise the bullets following the table on page 107 to provide more specificity concerning the assumptions you discuss. As one example only, revise to clarify the assumptions underlying the substantial revenue growth from 2023-2025.

In response to the Staff’s comment, the Company has revised its disclosure on pages 112 and 113 of the Amendment accordingly.

Interests of Aeva’s Directors and Executive Officers . . ., page 109

13.	Please revise to discuss the employment agreements your affiliates will enter into in connection with this transaction. Also revise to clarify how the equity they hold, including options, will be converted and the value of the equity the will hold after the transaction, based on recent market prices.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company has determined that it will not be entering into employment agreements at or prior to the Closing with its named executive officers. While the Company anticipates that it may enter into employment agreements after the Closing, the terms of any such agreements will not be known prior to the Closing and such agreements will be entered into only after post-closing compensation committee approval. The Company revised the Registration Statement to reflect that the Company will not enter into employment agreements in connection with the transaction and to include the terms of the existing offer letters with Messrs. Salehian, Rezk and Sinha. Please see pages 114 and 188 of the Amendment.

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January 13, 2021

In addition, the Company revised the Registration Statement to clarify how the equity, including options, held by Aeva’s directors and executive officers will be converted and what the value of the equity they will hold after the transaction will be based on a recent market price. Please see page 115 of the Amendment.

Materia[l] U.S. Federal Income Tax Considerations, page 129

14.	If the disclosure in this section represents the opinion of counsel, as indicated by Exhibit 8.1, please revise to identify counsel and that the disclosure represents its opinion. Also, we note the disclosure on page 134 that each of InterPrivate and Aeva “intends and expects” the transaction to qualify as a reorganization. If counsel cannot provide a “will” opinion, because the tax consequences of the transaction are uncertain, please explain the risks to investors and the degree of uncertainty.

The Company has revised its disclosure on pages 136 and 142 of the Amendment in response to the Staff’s comment and has filed the opinion of counsel as Exhibit 8.1.

Supermajority Vote for Certain Amendments, page 142

15.	In addition to referring to the paragraph and/or Article of your proposed certificate of incorporation, revise to briefly explain the contents of the paragraph and/or Article that may not be changed except by supermajority vote.

The Company has revised its disclosure on pages 150 and 151 of the Amendment in response to the Staff’s comment.

Information about Aeva, page 155

16.	We note that Aeva has entered into a number of partnerships. For example, we note that Aeva entered into a multi-year production partnership with ZF. Please disclose the material terms of these agreements and file the agreements as an exhibit to the registration statement.

The Company acknowledges the Staff’s comment, and, upon due consideration of Item 601(b)(10) of Regulation S-K, the Company concluded that each of its agreements with its customers and production counterparties, including its agreement with ZF, was (i) made in the ordinary course and the Company is not substantially dependent upon it or (ii) is otherwise immaterial. The Company revised the Registration Statement to describe in general terms its agreements with its production parties. Please see pages 178 and 180 of the Amendment.

The Company hereby undertakes to monitor and review its agreements, and any future agreement, and disclose the material terms or file the applicable agreements in case any become material to the Company.

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January 13, 2021

Aeva 4D LiDAR vs. Other Sensing Technologies, page 161

17.	Please balance your disclosure to discuss any material disadvantages of Aeva 4D lidar sensors as compared to legacy lidar, cameras and radar.

The Company has revised its disclosure on page 170 of the Amendment in response to the Staff’s comment.

Notes to Financial Statements

Summary of Significant Accounting Policies, page F-40

18.	Please include your accounting policy for software development costs in your Summary of Significant Accounting Polices footnote, if material.

The Company respectfully acknowledges this comment and informs the Staff that Aeva evaluates its software development costs pursuant to ASC 985-20, Software to be sold, leased or marketed, and capitalizes software development costs once technological feasibility has been established. Generally, this occurs shortly before the product is ready for release to Aeva’s customers. As a result, the amount of capitalized software development costs has historically been immaterial to the annual and interim financial statements. Due to the immateriality of the capitalizable software development costs, Aeva did not consider making disclosures in the Summary of Significant Accounting Policies.

Revenue Recognition

Nature of Products and Services and Revenue Recognition, page F-41

19.	Please expand your revenue recognition disclosure to address the following:

●	Describe if there are any material differences in revenue recognition for sales to distributors versus sales to customers.

The Company respectfully acknowledges this comment and informs the Staff that there are no material differences in Aeva’s revenue recognition for sales to distributors versus sales to other customers in the periods presented. Aeva is a provider of comprehensive perception solutions for automated driving and other applications. The terms and conditions of Aeva’s contracts with distributors are consistent in all material respects with contracts with other customers. Aeva’s distributors qualify as the customer as the distributors place purchase orders with Aeva, take delivery of and control over Aeva’s products and are responsible for paying the transaction price to Aeva. Aeva does not have visibility into what price the distributor charges to the end customer. Further, revenue for Aeva’s products sold to distributors and other customers are all generally recognized at a point in time. Accordingly, Aeva does not currently expect a material difference in revenue recognition for sales to distributors or other customers.

●	On page F-63, you disclose revenue for engineering and development services are recognized over time. Please provide us with your analysis of how you determined such services were in the scope of ASC 606.

The Company respectfully acknowledges this comment and informs the Staff that Aeva provides engineering and support services to some of Aeva’s customers in exchange for consideration, and the services provided are within the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). In these arrangements, Aeva provides customized development, engineering, and evaluation services to its off-the-shelf prototypes.

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January 13, 2021

For purposes of analyzing whether these services are within the scope of ASC 606, Aeva considered the guidance in ASC 606-10-15-3, which states that an “entity shall apply the guidance in this Topic to a contract (other than a contract listed in paragraph 606-10-15-2) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Aeva determined these arrangements are in the scope of ASC 606 as the counterparties in contracts for engineering and support services are customers. This is because Aeva’s engineering and support services are an output of its ordinary activities, and Aeva performs these services in exchange for consideration from those counterparties. While Aeva has not provided these exact services before, given Aeva is currently in the business of developing perception solutions, Aeva expects to enter into similar contracts with other customers in the future. In addition, Aeva concluded that these arrangements meet the requirements in ASC 606-10-25-1 through 25-4 to be a contract with a customer within the scope of ASC 606. Specifically:

o	Aeva and the customer have approved the contract in writing and are committed to perform their respective obligations.

o	Aeva, through its contractual arrangement, can identify each party’s rights regarding the services to be transferred.

o	Aeva, through its contractual arrangement, can identify the payment terms for the services to be transferred.

o	The contract has commercial substance since the risk, timing, and amount of the company’s future cash flows is expected to change as a result of the contract.

o	It is probable that Aeva will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the customer.

o	The contract creates enforceable rights and obligations, and each party does not have the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party.

Aeva also considered whether its engineering and support services are in the scope of other authoritative literature. Aeva first considered ASC 808, Collaborative Arrangements (“ASC 808”). However, Aeva’s arrangements to provide engineering and support services do not represent collaborative arrangements because Aeva is not exposed to significant risks and rewards dependent on the commercial success of the activities pursuant to ASC 808-10-15-11, primarily because it is only providing the services in exchange for negotiated fees. In addition, ASC 808-10-15-5A and 15-5B specifies that even if an arrangement is in the scope of ASC 808, it could also be partially within the scope of other guidance, including ASC 606. As noted above, Aeva concluded that its arrangements to provide engineering and support services are in the scope of ASC 606.

Having determined the services are not within the scope of ASC 808, Aeva next considered whether the arrangements are in the scope of the funded research and development guidance in ASC 730-20, Research and Development (“ASC 730-20”). Aeva determined that the arrangements are obligations to perform contractual services pursuant to the guidance in ASC 730-20 and ASC 606 because of the following:

o	The customer funds the customized engineering and support services through fees, which are meant to specifically reimburse Aeva for the services, including a profit margin.

o	The underlying LiDAR technology and intellectual property is owned by Aeva. The scope of the services rendered by Aeva is to provide customized engineering services relating to LiDAR technology applications used by its customers. The nature of the engineering services is customized for the specific customer in that the final product has no alternative use to Aeva. However, Aeva does retain the results of the intellectual property developed and provides a license to the customer.

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January 13, 2021

o	Aeva does not have an implied or stated obligation to repay any of the funding provided by the customer (i.e., the fees paid by the customer), regardless of the outcome of the arrangement. That is, Aeva would not recognize a liability to repay the customer because none of the conditions that would require recognition of a liability in ASC 730-20-25-3 through 25-7 exist. Rather, Aeva is only obligated to perform contractual services pursuant to ASC 730-20-25-1(c).

o	As noted above, the arrangements to provide engineering and support services represent contracts with customers pursuant to ASC 606.

Finally, Aeva considered whether it should apply the guidance in ASC 340-10, Other Assets and Deferred Costs (“ASC 340-10”), for preproduction costs related to long-term supply arrangements. However, the costs incurred to provide engineering and support services are not related to long-term supply arrangements. Further, Aeva believes it is reasonable to conclude that the guidance in ASC 340-10 only addresses costs and not whether the fees received are within the scope of ASC 606. As noted above, Aeva has concluded that its arrangements to provide engineering and support services represent contracts with customers pursuant to ASC 606.

On the basis of the above analysis, Aeva concluded the arrangements should be accounted for in the scope of ASC 606 as the nature of the services represent outputs of Aeva’s ordinary business activities, and it delivers the services in exchange for consideration. Under ASC 606, these arrangements include a single performance obligation to provide engineering and support services. This is because, pursuant to ASC 606-10-25-21(b), the services significantly customize LiDAR technology applications that are used by Aeva’s customers. In addition, the engineering and support services are recognized over time pursuant to ASC 606-10-25-7(c) because (1) the customized products do not have an alternative use to Aeva (i.e., given the nature of the customized product is customer-specific, Aeva is limited practically from readily directing the asset in its completed state for another use) and (2) Aeva has an enforceable right to payment for performance completed to date (i.e., an enforceable right at all times throughout the duration of the contract to payments which will be sufficient to cover the costs of the services plus reasonable margins in the unlikely event of termination of the contracts by the customers).

●	You disclose on page 163 that your automotive solutions have the potential to also generate additional revenue through the sale of software updates and other software enabled features. If your current product offerings contain software updates, tell us how you determined that promised software updates are not material performance obligations. In your response, please clarify how long, post product sale, you promise to provide free software updates to the customer.

In response to the Staff’s comment, Aeva considered the factors listed below and the guidance in ASC 606-10-25-16A which states, in part, that “an entity is not required to assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.”

Aeva is currently in the business of developing perception solutions for automated driving and other applications. Based on the stage of development of these automotive perception solutions, at this point in time, Aeva is generally not explicitly or implicitly committed or obligated to provide customers updates to software on a specified or unspecified basis.

Aeva currently focuses its resources on developing next-generation product offerings for release to customers and distributors and legacy product offerings are typically phased-out as Aeva releases next-generation product offerings. As next-generation product offerings become available, Aeva sells these new offerings on a stand-alone basis to customers and distributors. Given Aeva’s focus on developing next-generation product offerings, Aeva has not been focusing its efforts to release updates to the prior software delivered to its customers and distributors. In limited instances, upon customer requests, Aeva has provided minor updates (e.g., small bug fixes) which did not enhance the overall features and functionalities of the perception solutions. These updates have only been provided to specific customers upon request, and historically, have not been widely distributed. Aeva currently employs very limited resources to address these customer requests. These factors have led Aeva to conclude that the qualitative and quantitative impact of these updates are immaterial in the context of the customer arrangements. Further, the statement on page 163 mentioned above is intended to provide additional information regarding potential future offerings.

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January 13, 2021

If you have any questions, please feel free to contact either Alan Annex at (305) 579-0576 or me at (310) 586-7747.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Kevin Friedmann
Kevin Friedmann

cc:	Brandon C. Bentley, General Counsel, InterPrivate Acquisition Corp.

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